EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH

by

of
Up to 10,000,000 Shares of its Common Stock
(Including the Associated Stock Purchase Rights)
at a Purchase Price not greater than $28.00
nor less than $26.00 per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 2, 2003, UNLESS THE OFFER IS EXTENDED.

     Intergraph Corporation, a Delaware corporation (the “Company” or “Intergraph”), invites our shareholders to tender up to 10,000,000 shares of our common stock, $.10 par value per share, including the associated stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of March 5, 2002, between the Company and Computershare Investor Services, LLC, as Rights Agent (the “Shares”), for purchase by us at a price not greater than $28.00 nor less than $26.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of this Offer to Purchase and the accompanying Letter of Transmittal (the “Offer”). We will select the lowest purchase price that will allow us to buy 10,000,000 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not withdrawn. All Shares acquired in the Offer will be acquired at the same purchase price.

     Only Shares properly tendered at prices at or below the purchase price selected by us, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the Shares tendered at or below the purchase price may not be purchased if more than the number of Shares we seek are properly tendered. Shares not purchased in the Offer will be returned promptly following the Expiration Date (as defined in the Introduction). See Section 3.

     We reserve the right, in our sole discretion, to purchase more than 10,000,000 Shares pursuant to the Offer. See Section 1.

     THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. HOWEVER, THIS OFFER IS SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

     The Shares are listed and traded on the Nasdaq National Market under the symbol “INGR.” On October 29, 2003, the last full trading day before announcement of this Offer, the last reported sale price of the Shares was $24.10 per Share. Shareholders are urged to obtain current market quotations for the Shares. See Section 8.

     OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL ADVISOR. SEE SECTION 2.

     CERTAIN OF OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY INTEND TO TENDER SHARES PURSUANT TO THE OFFER. See Section 11.

The Dealer Manager for this Offer is:

Goldman, Sachs & Co.

November 3, 2003

IMPORTANT

      If you wish to tender all or any part of the Shares registered in your name, you must do one of the following before the Offer expires at 12:00 Midnight, New York City time, on Tuesday, December 2, 2003 or any later time to which the Offer may be extended:

•	If you hold certificates in your own name, follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with the certificates evidencing your Shares and any other required items, to Computershare Trust Company of New York, the Depositary;

•	If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender the Shares for you;

•	If you are an institution participating in The Depository Trust Company, which we refer to as the Book-Entry Transfer Facility, tender your Shares according to the procedure for book-entry transfer described in Section 3; or

•	If you are a participant in the 2000 Intergraph Corporation Employee Stock Purchase Plan wishing to tender any of your Shares held in the plan, you must follow the separate instructions and procedures described in Section 3, by returning the Instruction Form in the “Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan” to Computershare Investor Services, LLC, the administrator of the plan (the “Plan Administrator”), at least three days prior to the Expiration Date of the Offer (as defined in the Introduction). If the Plan Administrator has not received a participant’s instructions at least three days prior to the expiration date of the Offer (which, unless the Offer is extended, will require you to return the Instruction Form no later than 12:00 Midnight, New York City time, on November 26, 2003), the Plan Administrator will not tender any Shares held on behalf of that participant.

      Any shareholder who desires to tender Shares and whose certificates for the Shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary prior to the expiration of the Offer must tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

      To properly tender Shares, you must validly complete the Letter of Transmittal, including the section relating to the price at which you are tendering Shares.

      If you wish to maximize the chance that your Shares will be purchased at the purchase price determined by us, you should check the box in the section on the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in your Shares being purchased at the minimum price of $26.00 per Share.

      If you have questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact Georgeson Shareholder Communications, Inc., the Information Agent, or Goldman, Sachs & Co., the Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

      We are not making this Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to shareholders in any such jurisdiction.

      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares or as to the purchase price at which you may choose to tender your Shares in this Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal.

      If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us or the Dealer Manager.

      Unless the context otherwise requires, all references to Shares shall include the associated stock purchase rights. Unless the associated stock purchase rights are redeemed prior to the Expiration Date (as defined in the Introduction), a tender of Shares will also constitute a tender of the associated stock purchase rights.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
FORWARD LOOKING STATEMENTS		6
INTRODUCTION		7
THE OFFER		9
1.	Terms of the Offer	9
2.	Purpose of the Offer; Certain Effects of the Offer	11
3.	Procedures for Tendering Shares	14
4.	Withdrawal Rights	19
5.	Purchase of Shares and Payment of Purchase Price	20
6.	Conditional Tender of Shares	21
7.	Conditions of the Offer	22
8.	Price Range of Shares; Dividends	24
9.	Source and Amount of Funds	24
10.	Certain Information Concerning Us	24
11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares	25
12.	Certain Legal Matters; Regulatory Approvals	31
13.	Certain U.S. Federal Income Tax Consequences	31
14.	Extension of the Offer; Termination; Amendment	34
15.	Fees and Expenses	35
16.	Miscellaneous	35

SUMMARY TERM SHEET

      We are providing this summary of the terms of the Offer for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. Where helpful, we have included references to the sections of the Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase Shares?

      Intergraph is offering to purchase up to 10,000,000 Shares of our common stock, par value $.10 per share, including the associated stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of March 5, 2002, between the Company and Computershare Investor Services, LLC, as Rights Agent.

What is the purpose of the Offer?

      The Company’s Board of Directors (the “Board”) has evaluated the Company’s expected capital needs, including for ongoing litigation, and available capital resources with the assistance of management and outside advisors. We concluded that the Company’s cash reserves exceed the amounts we believe are necessary to pursue the Company’s current business objectives. We also concluded that it is in the best interest of our shareholders to return cash that we believe is not necessary to pursue the Company’s business objectives to our shareholders. Our Board determined to approve the Offer because we believe the Offer will be an effective means of returning cash to our shareholders and will result in a more appropriate capital structure for the Company.

What will the purchase price for the Shares be and what will be the form of payment?

      We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price within a price range specified by us at which you are willing to sell your Shares. The price range for this Offer is $26.00 to $28.00 per Share. We will select the lowest purchase price that will allow us to buy 10,000,000 Shares or, if a lesser number of Shares are properly tendered, all Shares that are properly tendered and not withdrawn. All Shares that we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any Shares above the purchase price we determine. If you wish to maximize the chance that your Shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept the purchase price we determine. You should understand that this election could result in your Shares being purchased at the minimum price of $26.00 per Share. If your Shares are purchased in the Offer, you will be paid the purchase price, in cash, without interest, promptly after the expiration of the Offer (as defined in the Introduction). Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See “Introduction” and Section 1.

How many Shares will be purchased?

      We will purchase 10,000,000 Shares in the Offer, or such lesser number of Shares as are properly tendered. Each Share is coupled with an associated stock purchase right that we will reacquire with the Shares we purchase. No additional consideration will be paid for the associated stock purchase rights. If more than 10,000,000 Shares are tendered, all Shares tendered at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” (lots held by beneficial owners of less than 100 Shares), which will be purchased on a priority basis. We also expressly reserve the right to purchase additional Shares in an amount equal to up to 2% of the outstanding Shares, and could decide to purchase more Shares, subject to applicable legal requirements. The Offer is not conditioned on any minimum number of Shares being tendered by shareholders. See Section 1.

How will Intergraph pay for the Shares?

      We will need a maximum of approximately $282,000,000 to purchase 10,000,000 Shares and to pay related expenses, assuming the price paid per Share is $28.00. We intend to utilize available cash. As of our most recent fiscal quarter ended September 30, 2003, we had cash and short-term investments aggregating $489,683,000. See Section 9.

Does Intergraph have the financial resources to make payment?

      Yes. We plan to obtain all funds necessary for the Offer from our cash and short-term investments. The Offer is not conditioned upon any financing arrangements. See Section 9.

Can the Offer be extended, amended or terminated and, if so, under what circumstances?

      We can extend or amend the Offer in our sole discretion. If we extend the Offer, we will delay the acceptance of any Shares that have been tendered. See Section 14 for a more detailed discussion of the extension and amendment of the Offer. We can terminate the Offer under certain circumstances. See Section 7.

How long do I have to tender my Shares?

      You may tender your Shares until the Offer expires. The Offer will expire on Tuesday, December 2, 2003, at 12:00 Midnight, New York City time, unless we extend the Offer. We may choose to extend the Offer at any time. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. See the Introduction and Sections 1 and 14.

How will I be notified if the Offer is extended or amended?

      If the Offer is extended, we will make a public announcement of the extension no later than the 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date (as that term is defined in the Introduction). We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 14.

Are there any conditions to the Offer?

      Yes. Our obligation to accept and pay for your tendered Shares depends upon a number of conditions, including:

•	No significant decrease in the price of our common stock, or in the price of equity securities generally, and no significant adverse changes in the U.S. stock markets or credit markets shall have occurred during this Offer;

•	No legal action shall be pending, or shall have been threatened or taken, that might adversely affect the Offer;

•	No one shall have proposed, announced or made a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us;

•	No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during this Offer; and

•	No one (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission (the “SEC”) prior to November 3, 2003). In addition, no new group shall have been formed which beneficially owns more than 5% of the outstanding Shares. Finally, no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities.

      For more information on conditions to the Offer, see Section 7.

How do I tender my shares?

      To tender your Shares, prior to 12:00 Midnight, New York City time, on Tuesday, December 2, 2003, unless the Offer is extended:

•	You must deliver the certificate(s) evidencing your Shares and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover of this Offer to Purchase; or

•	The Depositary must receive a confirmation of receipt of your Shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal or an Agent’s Message, in the case of a book-entry transfer;

•	The Depositary must receive a confirmation of receipt of your Shares through the Automated Tender Offer Program and specific acknowledgement that you agree to the terms of, and to be bound by, the Letter of Transmittal; or

•	You must comply with the guaranteed delivery procedure outlined in Section 3.

      You may also contact the Information Agent, the Dealer Manager or your broker for assistance. The contact information for the Information Agent and Dealer Manager is set forth on the back cover of this Offer to Purchase. See Section 3 and the instructions to the Letter of Transmittal.

      If you are a participant in the 2000 Intergraph Corporation Employee Stock Purchase Plan and you wish to tender any of your Shares held in the plan, you must follow the separate instructions and procedures described in Section 3, by returning the Instruction Form in the “Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan” to the Plan Administrator at least three days prior to the Expiration Date (as that term is defined in the Introduction) (which, unless the Offer is extended, will require you to return the Instruction Form no later than 12:00 Midnight, New York City time, on November 26, 2003). If the Plan Administrator has not received a participant’s instructions at least three days prior to the Expiration Date (which, unless the Offer is extended, will require you to return the Instruction Form no later than 12:00 Midnight, New York City time, on November 26, 2003), the Plan Administrator will not tender any Shares held on behalf of that participant.

Once I have tendered Shares in the Offer, can I withdraw my tendered Shares?

      Yes. You may withdraw your tendered Shares at any time before 12:00 Midnight, New York City time, on Tuesday, December 2, 2003, unless we extend the Offer, in which case you can withdraw your Shares until the expiration of the Offer as extended. If we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares at any time after 12:00 Midnight, New York City time, on December 31, 2003. See Section 4.

How do I withdraw Shares I previously tendered?

      You must deliver on a timely basis a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of the Shares. Some additional requirements apply if the certificates evidencing the Shares to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan who wish to withdraw their Shares must follow the instructions found in the “Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan” sent to them separately. See Section 4.

In what order will tendered Shares be purchased?

      First, we will purchase Shares from all holders of “odd lots” of less than 100 Shares (not including any Shares held in the 2000 Intergraph Corporation Employee Stock Purchase Plan) who properly tender all of their Shares at or below the purchase price selected by us. Second, after purchasing all Shares from the “odd lot” holders, we will purchase Shares from all other shareholders (including participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan) who properly tender Shares at or below the purchase price selected by us, on a pro rata basis, subject to the conditional tender provisions described in Section 6. Third, if necessary to permit us to purchase 10,000,000 Shares (or such greater number of Shares as we elect to purchase in accordance with applicable SEC rules), Shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us will be selected for purchase by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares. Therefore, all of the Shares that you tender in the Offer may not be purchased even if they are tendered at or below the purchase price selected by us. See Section 1.

If I decide not to tender, how will the Offer affect my Shares?

      Shareholders who choose not to tender will own a greater percentage interest in our outstanding common stock following the consummation of the Offer.

What do Intergraph and its Board of Directors think of the Offer?

      Our Board of Directors has approved this Offer. However, neither we nor our Board of Directors nor the Dealer Manager is making any recommendation as to whether you should tender or refrain from tendering your Shares or at what purchase price you should tender your Shares. You must decide whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. You should discuss whether to tender your Shares with your broker, if any, or other financial advisor. See Section 2.

Will Intergraph’s directors and officers tender Shares in the Offer?

      Certain of our directors and executive officers have advised us that they currently intend to tender a total of 251,992 Shares in response to the Offer. See Section 11.

When and how will Intergraph pay me for the Shares I tender?

      We will pay the purchase price, in cash, without interest, for the Shares we purchase promptly after the expiration of the Offer and the acceptance of the Shares for payment. We will pay for the Shares accepted for purchase by depositing the aggregate purchase price with the Depositary promptly after the Expiration Date (as defined in the Introduction) of the Offer. The Depositary will act as your agent and will transmit to you the payment for all of your Shares accepted for payment. See Sections 1 and 5.

What is the recent market price of the Shares?

      On October 29, 2003, the last full trading day before the announcement of this Offer, the last reported price per Share on the Nasdaq National Market was $24.10. You are urged to obtain current market quotations for your Shares.

Will I have to pay brokerage commissions if I tender my Shares?

      If you are a registered shareholder and you tender your Shares directly to the Depositary, you will not incur any brokerage commission. If you hold Shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See the Introduction and Section 3.

What are the U.S. federal income tax consequences if I tender my Shares?

      Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the Shares you tender. Your receipt of cash for your tendered Shares will be treated as either (1) a sale or exchange eligible for capital gains treatment or (2) a dividend. See Section 13.

Will I have to pay stock transfer tax if I tender my Shares?

      If you instruct the Depositary in the related Letter of Transmittal to make the payment for the Shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom do I contact if I have questions about the Offer?

      The Information Agent or Dealer Manager can help answer your questions. The Information Agent is Georgeson Shareholder Communications, Inc. and the Dealer Manager is Goldman, Sachs & Co. Their contact information is set forth on the back cover of this Offer to Purchase.

Does the Company intend to repurchase Shares pursuant to the Company’s stock repurchase plan during or after the Offer?

      Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) prohibits us from purchasing any Shares, other than in the Offer, until at least 10 business days after the Expiration Date. Accordingly, our Board has suspended the stock repurchase program until that time.

FORWARD LOOKING STATEMENTS

      This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase contain certain statements that are not limited solely to historical facts and constitute projections, forecasts or forward-looking statements. These statements may be identified by the use of forward-looking words or phrases, such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “will,” “estimates,” “may,” “could” and “should.” These statements are not guarantees of performance. They are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference, include, but are not limited to, the following:

•	Potential adverse outcomes in our ongoing efforts to protect our intellectual property, including, but not limited to, an overturn on appeal of the ruling in favor of us in our patent infringement action against Intel Corporation, an adverse ruling in our patent infringement action against various original equipment manufacturers (“OEMs”), including Dell Computer CorporationTM, Gateway Inc.TM and Hewlett-Packard Co.TM, and other ongoing and potential litigation and patent enforcement efforts, including uncertainties associated with potential patent infringement claims against non-domestic OEMs;

•	The number of Shares tendered in the Offer and the number of shareholders who sell all of their Shares in the Offer;

•	The price at which we ultimately determine to purchase Shares in the Offer;

•	Our future cash needs following the Offer;

•	Our ability to attract and retain key personnel;

•	Changes in government or regulatory requirements that may increase the cost of or adversely affect our operations;

•	Worldwide political and economic conditions and changes;

•	Rapid technological changes that would impede our ability to successfully compete in the provision of end-to-end technical solutions and systems integration services for local and national governments and for global industries, including public safety; process, power, and offshore; and mapping and geographic information systems, utilities, communications and earth imaging;

•	Unanticipated changes in customer requirements;

•	Our ability to access the technology necessary to compete in the markets we serve;

•	Risks associated with doing business internationally (including foreign currency fluctuations); and

•	Other risks detailed in our annual and quarterly filings with the SEC.

      We undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase, the accompanying Letter of Transmittal or incorporated by reference in this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase. Notwithstanding any statement in this Offer to Purchase, the accompanying Letter of Transmittal or in any document incorporated by reference in this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

INTRODUCTION

To the Holders of our Common Stock:

      Intergraph Corporation, a Delaware corporation, invites our shareholders to tender shares of our common stock, $.10 par value per share, including the associated stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of March 5, 2002 (the “Rights Agreement”), between us and Computershare Investor Services, LLC, as Rights Agent, for purchase by us. We are offering to purchase up to 10,000,000 Shares at a price not greater than $28.00 nor less than $26.00 per Share, net to the seller in cash, without interest.

      We will select the lowest purchase price that will allow us to buy 10,000,000 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not withdrawn. All Shares acquired in the Offer will be acquired at the same purchase price.

      Our Offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, together constitute this Offer.

      The Offer will expire at 12:00 Midnight, New York City time, on Tuesday, December 2, 2003, unless extended (such date and time, as the same may be extended, the “Expiration Date”). We may, in our sole discretion, extend the period of time in which the Offer will remain open.

      Only Shares properly tendered at prices at or below the purchase price we select and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the Shares tendered at or below the purchase price selected by us will not be purchased if more than the number of Shares we seek are tendered. We will return any Shares tendered at prices in excess of the purchase price that we select and Shares we do not purchase because of proration or conditional tenders promptly following the Expiration Date. See Section 3.

      We reserve the right, in our sole discretion, to purchase more than 10,000,000 Shares pursuant to the Offer, subject to certain limitations and legal requirements. See Sections 1 and 14.

      The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Section 7.

      Our Board of Directors has approved this Offer. However, neither we nor our Board of Directors nor the Dealer Manager is making any recommendation whether you should tender or refrain from tendering your Shares or at what purchase price you should tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. In deciding whether to tender and the purchase price at which to tender, you should consider our reasons for making this Offer and other available information about us. See Section 2. Certain of our directors and executive officers have advised us that they intend to tender Shares in the Offer. See Section 11.

      If, at the expiration of the Offer, more than 10,000,000 Shares (or such greater number of Shares as we may elect to purchase) are properly tendered at or below the purchase price and not properly withdrawn, we will buy Shares:

•	First, from all Odd Lot Holders (as defined in Section 1) who properly tender all of their Shares at or below the purchase price selected by us;

•	Second, on a pro rata basis from all other shareholders who properly tender their Shares at or below the purchase price, other than shareholders who tender conditionally and whose conditions are not satisfied; and

•	Third, from shareholders who have tendered their Shares conditionally and whose conditions were not initially satisfied by random lot.

See Sections 1 and 6 for additional information concerning priorities and proration procedures.

      The purchase price will be paid net to the tendering shareholder in cash, without interest, for all Shares purchased. Tendering shareholders who hold Shares registered in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 8 of the Letter of Transmittal, stock transfer taxes on our purchase of Shares in the Offer. Shareholders holding Shares through brokers or banks are urged to consult their brokers or banks to determine whether transaction costs may apply if shareholders tender Shares through the brokers or banks and not directly to the Depositary. Also, any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8BEN obtained from the Depositary may be subject to required United States federal income tax backup withholding equal to 28% of the gross proceeds payable to the tendering shareholder or other payee pursuant to the Offer. See Section 3.

      Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan may tender any of their Shares held in the plan by following the separate instructions and procedures described in Section 3 and by returning the Instruction Form in the “Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan” to the Plan Administrator at least three days prior to the Expiration Date (which, unless the Offer is extended, will require you to return the Instruction Form no later than 12:00 Midnight, New York City time, on November 26, 2003). If the Plan Administrator has not received a participant’s instructions at least three days prior to the expiration date of the Offer, the Plan Administrator will not tender any Shares held on behalf of that participant.

      As of October 24, 2003, we had 45,837,980 issued and outstanding Shares, and 2,902,312 Shares reserved for issuance upon exercise of outstanding stock options under our stock option plans. The 10,000,000 Shares that we are offering to purchase pursuant to the Offer represent approximately 21.8% of our Shares outstanding as of October 24, 2003. The Shares are listed and traded on the Nasdaq National Market under the symbol “INGR.” On October 29, 2003, the last full trading day before the announcement of the Offer, the last reported sale price of the Shares was $24.10 per Share. Shareholders are urged to obtain current market quotations for the Shares. See Section 8.

THE OFFER

1.     Terms Of The Offer

      Upon the terms and subject to the conditions of the Offer, we will purchase 10,000,000 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not withdrawn in accordance with Section 4 before the Expiration Date, at prices not greater than $28.00 nor less than $26.00 per Share, net to the seller in cash, without interest.

      In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to us at the price determined in the Offer, or (2) specify the price, not greater than $28.00 nor less than $26.00 per Share (in multiples of $0.20), at which they are willing to sell their Shares to us in the Offer. Promptly following the Expiration Date, we will, upon the terms and subject to the conditions of the Offer, determine a single per Share purchase price that we will pay for Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price that will allow us to buy 10,000,000 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not withdrawn. All Shares purchased in the Offer will be purchased at the same purchase price.

      Only Shares properly tendered at prices at or below the purchase price we determine and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions of the Offer, all of the Shares tendered at or below the purchase price will not be purchased if more than the number of Shares we seek are properly tendered. All Shares tendered and not purchased in the Offer, including Shares tendered at prices in excess of the purchase price we determine and Shares not purchased because of proration or conditional tenders, will be returned to the tendering shareholders at our expense promptly following the Expiration Date.

      We reserve the right to purchase more than 10,000,000 Shares in the Offer. In accordance with applicable regulations of the SEC, we may purchase in the Offer an additional number of Shares not to exceed 2% of the currently outstanding Shares (approximately 916,000 Shares) without amending or extending the Offer. See Section 14.

      In the event of an oversubscription of the Offer, Shares tendered at or below the purchase price we determine before the Expiration Date will be subject to proration, except for Odd Lots (as defined below). The proration period also expires on the Expiration Date.

      If we (1) increase the price that may be paid for Shares above $28.00 per Share or decrease the price that may be paid for Shares below $26.00 per Share, (2) materially increase the Dealer Manager’s fee, (3) increase the number of Shares that we may purchase in the Offer by more than 2% of our outstanding Shares, or (4) decrease the number of Shares that we may purchase in the Offer, then the Offer must remain open for at least 10 business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 14.

      The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Section 7.

      Priority of Purchases. If more than 10,000,000 Shares (or such greater number of Shares as we may elect to purchase) have been properly tendered at prices at or below the purchase price selected by us and not properly withdrawn before the Expiration Date, we will purchase properly tendered Shares on the basis set forth below:

•	First, we will purchase all Shares tendered by any Odd Lot Holder (as defined below) who:

(1) tenders all Shares owned beneficially or of record by the Odd Lot Holder at a price at or below the purchase price selected by us (tenders of less than all of the Shares owned by the Odd Lot Holder will not qualify for this preference); and

(2) completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, after the purchase of all of the Shares properly tendered by Odd Lot Holders, subject to the conditional tender provisions described in Section 6, we will purchase all other Shares tendered at prices at or below the purchase price on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, based on the ratio of the remaining number of Shares to be purchased by us in the Offer to the number of all Shares tendered (other than those tendered by Odd Lot Holders which are given priority as described above). This ratio will be applied to shareholders tendering their Shares to determine the number of Shares that will be purchased from each tendering shareholder in the Offer; and

•	Third, if necessary to permit us to purchase 10,000,000 Shares, Shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us and not properly withdrawn prior to the Expiration Date, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

      As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that fewer than all of the Shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Shares from the tendering shareholder, none of those Shares will be purchased even though those Shares were tendered at prices at or below the purchase price.

      Odd Lots. The term “Odd Lots” means all Shares (other than Shares held in the 2000 Intergraph Corporation Employee Stock Purchase Plan) that are tendered at prices at or below the purchase price selected by us by any person (an “Odd Lot Holder”) who owned beneficially or of record a total of fewer than 100 Shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares, or with respect to any Shares held in the 2000 Intergraph Corporation Employee Stock Purchase Plan. By tendering in the Offer, an Odd Lot Holder which holds Shares in its name and tenders its Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s Shares. Any Odd Lot Holder wishing to tender all of its Shares in the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

      Proration. If proration of tendered Shares is required, we will determine the Proration Factor promptly following the Expiration Date. The “Proration Factor” shall be equal to the ratio of the remaining number of Shares to be purchased by us in the Offer to the number of Shares tendered by all shareholders, other than Odd Lot Holders, at or below the purchase price selected by us. Proration will also be subject to the procedures described above under “Priority of Purchases.” Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the Odd Lot procedure described above and the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final Proration Factor or commence payment for any Shares purchased pursuant to the Offer until approximately seven business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. After the Expiration Date, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

      As described in Section 13, the number of Shares that we will purchase from a shareholder in the Offer may affect the U.S. federal income tax consequences of the purchase to the shareholder and, therefore, may be relevant to a shareholder’s decision whether to tender Shares and whether to condition any tender upon our purchase of a stated number of Shares held by such shareholder. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.     Purpose Of The Offer; Certain Effects Of The Offer

      Background and Purpose of the Offer. In recent years, we have taken steps to protect our intellectual property by engaging in both licensing discussions and patent infringement litigation. As a result of our efforts to enforce our intellectual property and our net cash flow from operations, we had cash and short-term investments of $489,683,000 at September 30, 2003.

      In connection with our efforts to protect our intellectual property, in 1997 we filed suit against Intel Corporation (“Intel”) in the U.S. District Court in Birmingham, Alabama alleging that Intel violated our “Clipper” patents. In April 2002, the parties settled the lawsuit and Intel paid us $300 million. In July 2001, we filed a patent infringement case against Intel in the U.S. District Court for the Eastern District of Texas pertaining to our parallel instruction computing (“PIC”) patents. In October 2002, the court found that the PIC patents were valid and enforceable and had been infringed upon by Intel’s Itanium and Itanium 2 products. Based upon the trial court’s decision and a prior settlement agreement between Intel and us, Intel paid us $150 million in November 2002. Although Intel has appealed the court’s ruling, the $150 million payment is non-refundable regardless of the outcome on appeal. Intel will be obligated to pay us an additional $100 million in damages if the trial court’s decision is affirmed on appeal. A final decision from the appellate court is not expected until at least the first quarter of 2004. We have also filed a patent infringement action against various original equipment manufacturers, including Dell Computer CorporationTM, Gateway Inc.TM and Hewlett-Packard Co.TM, and others, as part of our ongoing litigation and patent enforcement efforts. For additional information concerning our litigation, see our periodic reports filed with the SEC, which are incorporated herein by reference.

      In October 2000, our Board of Directors authorized the repurchase of Shares of our outstanding common stock. In the first quarter of 2003, our Board of Directors authorized an increase in the funding for the stock repurchase program from $175 million to $250 million. The Board also extended the termination date for the program from December 31, 2004 to December 31, 2005, and approved privately negotiated transactions in addition to open market purchases of Shares. In the third quarter of 2003, we spent approximately $20.9 million to repurchase 900,920 Shares under the stock repurchase program. As of September 30, 2003, we had repurchased approximately 6.3 million Shares since October 2000.

      The Board has evaluated the Company’s expected capital needs, including for ongoing litigation, and available capital resources with the assistance of management and outside advisors. We concluded that the Company’s cash reserves exceed the amounts we believe are necessary to pursue the Company’s current business objectives. We also concluded that it is in the best interest of our shareholders to return cash that we believe is not necessary to pursue the Company’s business objectives to our shareholders.

      We considered several methods to return cash to our shareholders, including supplementing or amending our existing stock repurchase program, a special dividend and a tender offer for our Shares, among others. Our Board determined to approve the Offer because we believe the Offer will be an effective means of returning cash to our shareholders and will result in a more appropriate capital structure for the Company. We consider the elective nature of the “Dutch Auction” tender offer to be favorable to all our shareholders, in part because it is difficult to ascertain the value of our ongoing and potential patent litigation. For example, the “Dutch Auction” tender offer format will provide all shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of our capital if they so elect. On the other hand, this repurchase format also affords shareholders the option not to participate and, thereby, to increase their relative percentage interest in us and our future results at no additional cost in a manner we believe will not adversely impact their investment through earnings per share dilution. In addition, by utilizing a “Dutch Auction” tender rather than the payment of a dividend, we are providing many of our shareholders with a method to obtain capital gains tax treatment if desired. We believe the Offer also provides shareholders (particularly those who, because of the size of their stockholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the Share price and the usual transaction costs associated with market sales. We also considered a number of potentially negative factors associated with returning cash to shareholders through the Offer, including the potential adverse impact on the liquidity of the trading market for our Shares.

      In determining the number of shares to purchase in the Offer, we considered a broad range of factors, including, but not limited to, our financial structure, financial condition, operations, competitive position, resources and prospects, ongoing patent litigation, the current market prices of our Shares, our desire for future financial flexibility and the attractiveness of the Offer to our shareholders. We also considered risk and uncertainties, such as the potential for positive and negative developments relating to our ongoing patent litigation and enforcement program, including potential future patent enforcement efforts, and our efforts to improve our operating margins.

      After the Offer is completed, we believe that our cash reserves and anticipated cash flow from operations will be adequate for our needs for at least the next 12 months. However, our actual experience may differ significantly from our expectations and there can be no assurance that our action in utilizing a significant portion of our capital in this manner will not adversely affect our ability to operate profitably, enforce our intellectual property, absorb possible losses in future periods, continue our stock repurchase program or pursue opportunities we believe are advantageous to the Company and its shareholders. Future events may adversely and materially affect our business, expenses or prospects and could affect our available cash or the availability or cost of external financial resources. Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any Shares, other than in the Offer, until at least 10 business days after the Expiration Date. Accordingly, our Board of Directors has suspended the stock repurchase program until that time.

      Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors nor the Dealer Manager make any recommendation to shareholders as to whether to tender or refrain from tendering their Shares or as to the purchase price at which shareholders should tender their Shares, and none of them have authorized any person to make any recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many Shares to tender and the price or prices at which to tender them. We have been advised that certain of our directors and executive officers intend to tender a total of 251,992 of their Shares in this Offer, representing approximately 33.4% of the current holdings of all of our directors and executive officers. See Section 11.

      Potential Risks and Disadvantages of the Offer. The Offer also presents some potential risks and disadvantages to us and our continuing shareholders, including:

•	Interest on cash balances, though continually declining over the last two fiscal years due to declining interest rates, has still been a significant source of income. If we complete the Offer, our cash balances and, in turn, interest income would be significantly reduced. For more information, see the financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2002, our quarterly report on Form 10-Q for the quarter ended March 31, 2003 and our quarterly report on Form 10-Q for the quarter ended June 30, 2003, each of which is incorporated by reference in this Offer to Purchase.

•	The Offer, if subscribed to in full, will significantly reduce our “public float,” which is the number of Shares owned by non-affiliate shareholders and available for trading in the securities markets. This reduction in our public float may result in a lower stock price and/or reduced liquidity in the trading market for our common stock following completion of the Offer.

•	Under the terms of our Rights Agreement, any person who becomes the beneficial owner of 15% (or 10% in the case of an “Adverse Person,” as determined by our Board of Directors) or more of our outstanding Shares as a result of a reduction of the number of Shares outstanding (including as a result of the Offer) will not be deemed an “acquiring person” for purposes of the Rights Agreement. However, if such person acquires any additional Shares after our acquisition of our common stock, such person will be deemed an “acquiring person” which will trigger certain provisions under the Rights Agreement.

•	In addition, if any Shares are accepted in the Offer, the number of outstanding Shares remaining will decrease and effectively give option holders a greater percentage ownership interest in us on a fully-diluted basis.

•	By reducing our cash balances, the Offer could (i) reduce our ability to engage in significant transactions without financing, (ii) reduce our ability to cover existing contingent or other future liabilities or (iii) negatively impact our liquidity during periods of increased capital or operating expenses. There can be no assurance that we would be able to raise debt or equity financing in the future.

•	If our directors and executive officers participate in the Offer as they currently contemplate (see Section 11) and other shareholders do not, such other shareholders’ proportional holdings may significantly increase and the directors’ and executive officers’ proportional holdings in aggregate will decrease. Furthermore, if any of the directors and executive officers ultimately elect not to participate in the Offer, their proportional holdings may significantly increase.

      Certain Effects of the Offer. Upon the completion of the Offer, non-tendering shareholders will own a greater percentage interest in us. Assuming that 10,000,000 Shares are purchased in response to the Offer and that all Shares to be tendered by our directors and executive officers are tendered and purchased, the relative percentage of Shares beneficially owned by our directors and executive officers in the aggregate will decrease from approximately 1.6% to approximately 1.4%.

      As of September 30, 2003, the net book value per Share of our common stock was $13.75. Assuming that the 10,000,000 Shares sought to be purchased by us had been acquired on such date at a maximum price of $28.00 per Share, the adjusted net book value per Share as of that date would have been $9.71.

      Non-tendering shareholders will realize a proportionate increase in their relative ownership interest in us and thus in our future earnings and assets, subject to our right to issue additional Shares of common stock and other equity securities in the future. Shareholders may be able to sell non-tendered Shares in the future on the Nasdaq National Market or otherwise, at a net price significantly higher than the purchase price in the Offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her Shares in the future, which may be higher or lower than the purchase price paid by us in this Offer.

      Shares that we acquire in this Offer will be restored to the status of authorized but unissued Shares and will be available for us to issue in the future without further shareholder action (except as required by applicable law or Nasdaq rules) for all purposes, such as issuance under our stock option plans, the acquisition of other businesses or the raising of additional capital for use in our business. We have no current plans for the issuance of Shares purchased in this Offer.

      Our purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of our shareholders. This may reduce the volume of trading in our Shares and make it more difficult to buy or sell significant amounts of our Shares without materially affecting the market price. Nonetheless, we anticipate that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of Nasdaq, we do not believe that our purchase of Shares in the Offer will cause our remaining Shares to be delisted from the Nasdaq National Market.

      Our Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. We believe that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

      Our Shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our shareholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of Shares in the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

      Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any material change in our present Board of Directors or management or any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on the Board) or to change any material term of the employment contract of any executive officer;

•	any material change in our present dividend policy of not paying cash dividends, our capitalization, indebtedness, corporate structure or business;

•	our ceasing to be authorized to be quoted on the Nasdaq National Market;

•	our common stock becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our certificate of incorporation, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

      On October 30, 2003, the Company announced that its fourth quarter 2003 forecast includes approximately $3.5 million of charges for cost reductions. The Company continues to work on its forward business planning process. As it continues to evaluate its markets and operating performance, the Company may determine that there are other actions needed to seek increased profits. Also, the Company expects one director to retire from the Board, consistent with the age limits for service as a director contained in the Company’s Corporate Governance Guidelines, when his term expires at the next annual meeting of shareholders.

3.     Procedures For Tendering Shares

      Proper Tender of Shares. For Shares to be tendered properly in the Offer:

(1) the certificates for the Shares, or confirmation of receipt of the Shares under the procedure for book-entry transfer set forth below, together with (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees, (b) an Agent’s Message (as defined below) in the case of a book-entry transfer or (c) the specific acknowledgement in the case of a tender through the Automated Tender Offer Program (as described below) of the Book-Entry Transfer Facility (as defined below), and any other documents required by the Letter of Transmittal, must be received before 12:00 Midnight, New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

(2) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

      In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender Shares in the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer” or (2) check one of the boxes in the section of the Letter of Transmittal captioned “Price (in Dollars) Per Share At Which Shares Are Being

Tendered,” indicating the price at which Shares are being tendered. A tender of Shares will be proper if, and only if, one of these boxes is checked on the Letter of Transmittal.

      If tendering shareholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section on the Letter of Transmittal captioned “Shares Tendered At Price Determined Pursuant To The Offer.” Note that this election could result in the tendered Shares being purchased at the minimum price of $26.00 per Share.

      If tendering shareholders wish to indicate a specific price (in multiples of $0.20) at which their Shares are being tendered, they must check a box under the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered.” Tendering shareholders should be aware that this election could mean that none of their Shares will be purchased if they check a box other than the box representing the lowest price. A shareholder who wishes to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which Shares are being tendered. The same Shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price.

      Odd Lot Holders who tender all of their Shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

      Shareholders who hold Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender Shares through the brokers or banks and not directly to the Depositary.

      Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan who wish to tender some or all of the Shares allocated to their account must follow the instructions in the “Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan” furnished separately and return the Instruction Form included therewith to Plan Administrator in accordance with those instructions. The Instruction Form must be received by the Plan Administrator not later than three days prior to the Expiration Date (which, unless the Offer is extended, will require you to return the Instruction Form no later than 12:00 Midnight, New York City time, on November 26, 2003), or no Shares allocated to the participant’s account will be tendered. Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan may not use the Letter of Transmittal to tender any of the Shares held in their plan account. Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan must use the Instruction Form to instruct the Plan Administrator to tender their Shares in the 2000 Intergraph Corporation Employee Stock Purchase Plan.

      Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan who also hold Shares outside of the plan will need to follow the instructions above regarding the Letter of Transmittal with respect to Shares held outside the plan and the instructions in the “Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan” for the Instruction Form with respect to Shares held under the 2000 Intergraph Corporation Employee Stock Purchase Plan.

      Signature Guarantees and Method of Delivery. No signature guarantee is required if:

(a) The Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, will include any participant in The Depository Trust Company (the “Book-Entry Transfer Facility”) whose name appears on a security position listing as the owner of the Shares) tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

(b) Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Securities

Exchange Act of 1934, as amended (each of the foregoing constitutes an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal.

      If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to (or Shares not purchased or tendered are to be issued to) a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

      In all cases, payment for Shares tendered and accepted for payment in the Offer will be made only after timely receipt by the Depositary of certificates for the Shares (or a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent’s Message, in the case of a book-entry transfer, or the specific acknowledgment, in the case of a tender through the Automated Tender Offer Program, of the Book-Entry Transfer Facility, and any other documents required by the Letter of Transmittal.

      The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, we recommend that shareholders use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

      Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, either (1) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), with any required signature guarantees, an Agent’s Message in the case of a book-entry transfer or the specific acknowledgment in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

      Participants in the Book-Entry Transfer Facility may tender their Shares in accordance with the Automated Tender Offer Program to the extent it is available to them for the Shares they wish to tender. A shareholder tendering through the Automated Tender Offer Program must expressly acknowledge that the shareholder has received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against that shareholder.

      Guaranteed Delivery. If a shareholder desires to tender Shares in the Offer and the certificates evidencing those Shares are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the Shares still may be tendered, if all of the following conditions are satisfied:

(1) the tender is made by or through an Eligible Institution;

(2) the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form we have provided with this Offer to Purchase, including (where required) a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery;

(3) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees, an Agent’s Message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility, and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery; and

(4) as to any tender of Shares which are to be acquired by employees upon exercise of stock options, the Company itself may elect to guarantee delivery of such Shares if and to the extent such Shares are purchased in the Offer.

      Return of Unpurchased Shares. If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the Shares will be credited to the appropriate account maintained by the tendering shareholder at the Book-Entry Transfer Facility, in each case without expense to the shareholder.

      Procedures for Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan. A participant in the 2000 Intergraph Corporation Employee Stock Purchase Plan may instruct the Plan Administrator to tender some or all of the Shares allocated to a participant’s account by completing the Instruction Form in accordance with the instructions in the “Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan” furnished separately and returning it to the Plan Administrator in accordance with those instructions. All documents furnished to shareholders generally in connection with the Offer will be made available to participants whose plan accounts are credited with Shares. Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan cannot use the Letter of Transmittal to direct the tender of Shares held under the plan, but must use the Instruction Form included in the separate instruction letter sent to them. Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan who also hold Shares outside of the plan, however, must use the Letter of Transmittal to tender Shares held outside of the plan and must complete the Instruction Form according to the instructions in the “Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan” for shares held under the plan.

      Intergraph Stock Options. We are not offering, as part of the Offer, to purchase any stock options outstanding and tenders of stock options will not be accepted. Holders of stock options who wish to participate in the Offer may exercise their stock options and purchase Shares, and then tender the Shares under the Offer, provided that any exercise of a stock option and tender of Shares is in accordance with applicable law and the terms of the applicable plan and option agreements. In no event are any stock options to be delivered to the Depositary in connection with a tender of Shares hereunder. An exercise of a stock option cannot be revoked even if all or a portion of the Shares received upon the exercise or conversion and tendered in the Offer are not purchased in the Offer for any reason.

      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the purchase price to be paid for

Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder, and our interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. We will not, and none of the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to, give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

      Tendering Shareholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (1) the shareholder has a “net long position,” within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the “shares or equivalent securities at least equal to the shares being tendered,” and (2) the tender of Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) Shares tendered or (b) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of Shares tendered in the Offer will constitute a binding agreement between the tendering shareholder and us on the terms and conditions of the Offer.

      U.S. Federal Income Tax Backup Withholding. Under the U.S. federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the U.S. Internal Revenue Service (the “IRS”), unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that the number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding unless the shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. If a United States Holder (as defined in Section 13) does not provide the Depositary with the correct taxpayer identification number, the United States Holder may be subject to penalties imposed by the IRS. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures. Certain “exempt recipients” (including, among others, all corporations and certain Non-United States Holders (as defined in Section 13)) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8BEN, signed under penalties of perjury, attesting to that shareholder’s exempt status. This statement can be obtained from the Depositary. See Instruction 14 of the Letter of Transmittal.

      To prevent U.S. federal income tax backup withholding equal to 28% of the gross payment made to shareholders for Shares purchased pursuant to the Offer, each shareholder who does not otherwise establish an exemption from the backup withholding must provide the Depositary with the shareholder’s correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included as part of the Letter of Transmittal.

      Withholding for Non-United States Holders. Even if a Non-United States Holder has provided the required certification to avoid backup withholding, the Depositary will withhold U.S. federal income taxes equal to 28% of the gross payments payable to a Non-United States Holder or his agent unless the Depositary determines that a reduced rate of withholding is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade of business within the United States (and, if a treaty applies, the gross proceeds are generally attributable to the United Stated permanent establishment maintained by such Non-United States Holder). To obtain a reduced rate of withholding under a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN (or successor form). To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI (or successor form). A Non-United States Holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI will generally be required to file a U.S. federal income tax return and will be subject to U.S. federal income tax on income derived from the sale of Shares pursuant to the Offer in the manner and to the extent described in Section 13 as if it were a United States Holder. The Depositary will determine a shareholder’s status as a Non-United States Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding, valid certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN or IRS Form W-8ECI) unless facts and circumstances indicate that reliance is not warranted.

      A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-United States Holder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to dividend” tests described in Section 13 that would characterize the exchange as a sale (as opposed to a dividend) or is otherwise able to establish that no tax or a reduced amount of tax is due.

      Non-United States Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

      Lost or Destroyed Certificates. Shareholders whose certificates for part or all of their Shares have been lost, stolen, misplaced or destroyed should promptly notify the Depositary by checking the box immediately following the box entitled “Description of Shares Tendered” in the Letter of Transmittal and indicating the number of Shares so lost, destroyed or stolen, in accordance with Instruction 15 of the Letter of Transmittal. The shareholder will then be instructed as to the steps that must be taken in order to replace the certificates evidencing the lost, destroyed or stolen shares. Shareholders are requested to notify the Depositary immediately in order to permit timely processing of this documentation.

      Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us. Any documents delivered to us will not be forwarded to the Depositary and will not be deemed to be properly tendered.

4.     Withdrawal Rights

      Shares tendered in the Offer may be withdrawn at any time before the Expiration Date and, unless already accepted for payment by us in the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on December 31, 2003. In the event of any modification of the terms of the Offer, additional withdrawal rights will be available and announced. Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable.

      For a withdrawal to be effective, a notice of withdrawal specifying (i) the name of the tendering shareholder, (ii) the number of Shares to be withdrawn and (iii) the name of the registered holder of the Shares (if different from that of the person who tendered the Shares) must be in written or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the Notice of Withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered in accordance with the procedure for book-entry transfers described in Section 3, the Notice of Withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures.

      All questions as to the form and validity, including the time of receipt, of any Notice of Withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither we nor any of the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will any of them incur liability for failure to give such notice.

      Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan who wish to withdraw their Shares must follow the instructions in the “Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan” furnished separately.

      Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

      If we extend the Offer, are delayed in our purchase of Shares or are unable to purchase Shares in the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on our behalf, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

      Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

5.     Purchase Of Shares And Payment Of Purchase Price

      Promptly following the Expiration Date, we (1) will determine which shareholders tendered Shares at or below the purchase price selected by us, and (2) will accept for payment and pay for (and thereby purchase) up to 10,000,000 Shares which are properly tendered at prices at or below the purchase price determined by us and not properly withdrawn before the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this Offer, Shares that are properly tendered at or below the purchase price selected by us and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment in the Offer.

      We will accept for payment and pay the per Share purchase price for all such Shares promptly after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment in the Offer will be made promptly, but only after timely receipt by the Depositary of certificates for Shares, or of a timely Book-Entry Confirmation of Shares into the Depositary’s account at the Book-Entry Transfer Facility, and a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), an Agent’s Message, in the case of a book-entry transfer, or the specific acknowledgement, in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility, and any other required documents.

      We will pay for Shares purchased in the Offer by depositing the aggregate purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

      In the event of proration, we will determine the Proration Factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately seven business days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the purchase price determined by us and Shares not purchased due to proration or conditional tenders will be returned or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who delivered the Shares, to the tendering shareholder at our expense promptly after the Expiration Date or termination of the Offer without expense to the tendering shareholders. We will not pay interest on the purchase price for any reason, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares in the Offer. See Section 7.

      We will pay all stock transfer taxes, if any, payable on the transfer to us of Shares purchased in the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 8 of the Letter of Transmittal.

      Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required U.S. federal income tax backup withholding of 28% of the gross proceeds paid to the shareholder or other payee in the Offer. See Section 3. Also see Section 13 regarding U.S. federal income tax consequences for Non-United States shareholders.

6.     Conditional Tender Of Shares

      Under certain circumstances and subject to the exceptions for Odd Lot Holders described in Section 1, we may prorate the number of Shares purchased in the Offer. As discussed in Section 13, the number of Shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. The conditional tender alternative is made available so that a shareholder may seek to structure the purchase of Shares from the shareholder in the Offer in such a manner that it will be treated as a sale of such Shares by the shareholder, rather than the payment of a dividend to the shareholder, for U.S. federal income tax purposes. Accordingly, a shareholder may tender Shares subject to the condition that a specified minimum number of the shareholder’s Shares tendered must be purchased if any Shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each shareholder is urged to consult with his or her own tax advisor.

      If you wish to make a conditional tender you must indicate this in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. In this box in the Letter of Transmittal or the Notice of Guaranteed Delivery, you must calculate and appropriately indicate the minimum number of Shares that must be purchased from you if any are to be purchased. After the Offer expires, if more than 10,000,000 Shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered Shares, we will calculate a preliminary proration percentage based upon all Shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of Shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

      After giving effect to these withdrawals, we will accept the remaining Shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered Shares and the number of Shares that we would purchase would be below 10,000,000, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 10,000,000 Shares. In selecting these conditional tenders, we will select by random lot and will select only from shareholders who tendered all of their Shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of Shares to be purchased.

7.     Conditions Of The Offer

      Notwithstanding any other provision of the Offer, we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after November 3, 2003 and before the Expiration Date any of the following events have occurred (or have been determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the Offer or with acceptance for payment:

•	there is pending, or has been threatened or instituted, any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

(a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of some or all of the Shares in the Offer or otherwise relates in any manner to the Offer; or

(b) in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or any of our subsidiaries’ business or materially impair the contemplated benefits of the Offer to us;

•	there has been any action threatened, instituted, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or to us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:

(a) make the acceptance for payment of, or payment for, some or all of the Shares illegal, or otherwise restrict or prohibit consummation of the Offer;

(b) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Shares;

(c) materially impair the contemplated benefits of the Offer to us; or

(d) materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our or any of our subsidiaries’ business;

•	there has occurred any of the following:

(a) any general suspension of trading in, or limitation on prices for, securities in any U.S. national securities exchange or in the over-the-counter market;

(b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(c) the commencement of a war, armed hostilities or other international or national calamity, including an act or acts of terrorism, directly or indirectly involving the United States;

(d) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

(e) any significant decrease in the market price of our common stock or in the market prices of equity securities generally in the United States, or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the Shares or on the benefits of the Offer to us; or

(f) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of our Shares (other than this Offer), or any merger, acquisition proposal, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

(a) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before November 3, 2003); or

(b) any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before November 3, 2003 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of this Offer), beneficial ownership of an additional 2% or more of our outstanding Shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our Shares or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•	any change or changes have occurred or are threatened in our or our subsidiaries’ business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, has a material adverse effect on the benefits of the Offer to us; or

•	the consummation of the Offer and the purchase of the Shares may cause our common stock to be delisted from the Nasdaq National Market or to be eligible for deregistration under the Exchange Act.

      The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion, except for those conditions dependent upon compliance with applicable law. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.

8.     Price Range Of Shares; Dividends

      Our common stock is listed for trading on the Nasdaq National Market under the symbol “INGR.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share as reported on the Nasdaq National Market. We have never paid any cash dividends on our common stock.

	High	Low

FISCAL 2001
First quarter	$11.38	$5.75
Second quarter	$15.97	$8.35
Third quarter	$15.06	$8.69
Fourth quarter	$13.88	$8.25
FISCAL 2002
First quarter	$17.95	$13.41
Second quarter	$19.73	$12.98
Third quarter	$18.45	$13.91
Fourth quarter	$20.00	$16.21
FISCAL 2003
First quarter	$18.79	$16.41
Second quarter	$23.25	$17.30
Third quarter	$24.83	$20.87
Fourth quarter (through October 29, 2003)	$24.56	$23.07

      On October 29, 2003, the last full trading day before the announcement of the Offer, the last reported sale price of the Shares as reported on the Nasdaq National Market was $24.10. We urge shareholders to obtain current market quotations for the Shares.

9.     Source And Amount Of Funds

      Assuming we purchase Shares having an aggregate offering price of $280,000,000 in the Offer, we expect the maximum aggregate cost, including all fees and expenses applicable to the Offer, will be approximately $282,000,000. We will use available cash and short-term investments to fund these costs and expenses of the Offer.

10.     Certain Information Concerning Us

      General. Intergraph, founded in 1969, is a worldwide provider of end-to-end technical solutions and systems integration services. Our industry-focused business segments develop, market and support software and services for local and national governments and for global industries, including: public safety; process, power, and offshore; and mapping and geographic information systems, utilities, communications, and earth imaging. In addition, our intellectual property division manages our portfolio of intellectual property, including patents, copyrights and trademarks.

      Our business segments offer software solutions based on the Microsoft Corporation (“Microsoft”) Windows operating systems. This open technology foundation enables our software products to interoperate with thousands of third-party Windows-based technical and business applications. Our business segments also offer related professional services to satisfy engineering, design, modeling, analysis, mapping and information technology needs. Products and services are sold through industry-focused direct and indirect channels worldwide.

      Where You Can Find More Information. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Schedule TO and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330.

      Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents contain important information about us:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed on March 27, 2003;

•	Definitive Proxy Statement on Form 14A filed on April 2, 2003;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, as filed on May 14, 2003; and

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, as filed on August 14, 2003.

      We incorporate by reference the above documents.

      You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from us at 288 Dunlop Blvd., Huntsville, Alabama 35824, Attention: David Vance Lucas, telephone number (256) 730-2000. Please be sure to include your complete name and address in your request.

11.	Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares

      Beneficial Ownership. As of October 24, 2003, we had 45,837,980 issued and outstanding Shares and 2,902,312 Shares reserved for issuance upon exercise of all outstanding stock options. The 10,000,000 Shares that we are offering to purchase in the Offer represent approximately 21.8% of the Shares outstanding on October 24, 2003.

      As of October 24, 2003, our directors and executive officers as a group (25 persons) beneficially owned 754,982 Shares (including 195,000 Shares issuable upon exercise of options which are or will become exercisable within 60 days of October 24, 2003), or 1.6% of the total outstanding Shares of our common stock on that date. Certain of our directors and executive officers have advised us that they intend to tender Shares in the Offer. The following table sets forth, as to each director or executive officer (i) the number of Shares and percentage beneficially owned as of October 24, 2003 (including Shares under exercisable stock options or held in such person account in the 2000 Intergraph Corporation Employee Stock Purchase Plan); (ii) the number of Shares currently proposed to be tendered in this

Offer; and (iii) assuming our purchase of 10,000,000 Shares in the Offer, the number of Shares being retained and the percentage which such Shares would represent of the resulting outstanding Shares.

	Shares Beneficially
	Owned		Shares	Shares Retained
			To Be
Name and Position	Number	Percent	Tendered	Number	Percent

Sidney L. McDonald	97,500	*	—	97,500	*
Chairman of the Board
Michael D. Bills	—	*	—	—	*
Director
Richard W. Cardin	1,000	*	—	1,000	*
Director
Linda L. Green	10,702	*	—	10,702	*
Director
Lawrence R. Greenwood	5,700	*	—	5,700	*
Director
Thomas J. Lee	10,500	*	—	10,500	*
Director
Joseph C. Moquin	5,500	*	2,000	3,500	*
Director
R. Halsey Wise	50,000	*	—	50,000	*
President, Chief Executive
Officer and Director
Larry J. Laster	46,047	*	—	46,047	*
Executive Vice President,
Chief Financial Officer and
Director
Roger O. Coupland	58,061	*	6,000	52,061	*
President, Intergraph
Public Safety, Inc.
Gerhard Sallinger	26,250	*	—	26,250	*
President, Intergraph
Process, Power & Offshore
Preetha R. Pulusani	39,342	*	—	39,342	*
President, Intergraph
Mapping and Geospatial
Solutions
William E. Salter	275,135	*	200,000	75,135	*
President, Intergraph
Solutions Group
Graeme J. Farrell	21,336	*	1,336	20,000	*
Executive Vice President,
Intergraph Asia Pacific, Inc.
Edward A. Wilkinson	2,000	*	—	2,000	*
Executive Vice President,
Government Affairs
Ben Eazzetta	11,936	*	—	11,936	*
Executive Vice President,
Intergraph Process,
Power & Offshore
Joseph Fehrenbach	—	*	—	—	*
Chief Financial Officer,
Intergraph Solutions Group

	Shares Beneficially
	Owned		Shares	Shares Retained
			To Be
Name and Position	Number	Percent	Tendered	Number	Percent

R. Reid French	25,000	*	—	25,000	*
Executive Vice President,
Strategic Planning
Jack C. Ickes	15	*	—	15	*
Vice President, Corporate
Services
David Vance Lucas	26,000	*	18,000	8,000	*
Vice President, General
Counsel and Secretary
Larry T. Miles	1,482	*	1,482	—	*
Vice President, Finance
Michael Scott Moore	7,507	*	—	7,507	*
Chief Financial Officer,
Intergraph Process,
Power & Offshore
Charlotte S. Thompson	—	*	—	—	*
Vice President and
Chief Accounting Officer
Mark L. Woelke	5,000	*	—	5,000	*
Chief Financial Officer,
Intergraph Mapping and
Geospatial Solutions
Eugene H. Wrobel	28,969	*	23,174	5,795	*
Vice President and
Treasurer

*	Less than one percent.

(1)	Includes Shares issuable upon exercise of options which are, or will become, exercisable within 60 days of October 24, 2003.

      If we purchase 10,000,000 Shares and if all the Shares proposed to be tendered by our directors and executive officers are tendered and purchased, the aggregate number of Shares beneficially held by our directors and executive officers will decline to 502,990, representing approximately 1.4% of the outstanding common stock.

      The directors and executive officers have advised us that any tenders made by them are expected to be made at the purchase price determined in the Offer rather than at a price selected by the person making the tender. Accordingly, the effects of such tenders may be:

(1) to reduce the purchase price which might otherwise be determined because the tender on such a basis means that the 10,000,000 Share level may be reached more quickly and at a lower price; and

(2) to increase the likelihood that the Offer will be oversubscribed and, therefore, the likelihood that proration will be applicable to Shares tendered.

      The number of Shares actually tendered prior to the Expiration Date, and the conditions attached thereto, may be modified. The address for each of our directors and executive officers is 288 Dunlop Blvd., Huntsville, Alabama 35824, telephone number (256) 730-2000.

      Based on our records and on information provided to us by our directors, executive officers, associates and subsidiaries, neither we nor any of our associates or subsidiaries nor, to the best of our knowledge, any of our or our subsidiaries’ directors, executive officers or controlling persons, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Shares during the 60 days prior to November 3, 2003, except for (1) a purchase for the account of Eugene H. Wrobel under the 2000 Intergraph Corporation Employee Stock Purchase Program of 67 Shares at a purchase price of $19.304 per Share on September 26, 2003, (2) the purchase of 2,500 Shares by David Vance Lucas upon the exercise of a stock option on October 28, 2003 at an exercise price of $5.375 per Share, (3) the purchase of 1,000 Shares by Joseph C. Moquin upon the exercise of a stock option on September 16, 2003 at an exercise price of $6.128 per Share, (4) the purchase of 1,250 Shares by Larry T. Miles upon the exercise of a stock option on October 27, 2003 at an exercise price of $5.375 per Share and (5) purchases of Shares by the Company pursuant to the Company’s stock repurchase program, as follows: 45,400 Shares at $23.3508 per Share on September 12, 2003; 114,000 Shares at $23.5611 per Share on September 15, 2003; 31,300 Shares at $23.4937 per Share on September 16, 2003; and 80,400 Shares at $24.0031 per Share on September 17, 2003.

      Stock Option Plans. We maintain three stock plans: the Intergraph Corporation Amended and Restated 2002 Stock Option Plan, the Intergraph Corporation 1997 Stock Option Plan and the Intergraph Corporation Nonemployee Director Stock Option Plan (collectively the “Stock Option Plans”). Each of the Stock Option Plans was approved by our shareholders.

      Under the Intergraph Corporation Amended and Restated 2002 Stock Option Plan, we reserved a total of 2,000,000 shares of common stock to grant as stock options to key employees. Restricted shares may be granted, and the Compensation Committee of the Board of Directors determines the number of restricted shares and the duration of the period during which, and the conditions under which, such restricted shares may be forfeited. Options may be granted at exercise prices that are equal to, less than (except in the case of incentive stock options), or greater than the fair market value of our common stock on the date of grant. Options are granted for a term of ten years from the date of grant. Generally, options first become exercisable one year from the date of grant and vest at a rate of 25% per year, with full vesting on the fourth anniversary date of the grant. Options to purchase 241,000 Shares and 50,000 restricted shares were granted in the first nine months of 2003. As of October 24, 2003, 1,519,000 Shares were available for future grants.

      Under the Intergraph Corporation 1997 Stock Option Plan, we reserved a total of 5,000,000 Shares to grant as options to key employees. Options may be granted at exercise prices that are equal to, less than (except in the case of incentive stock options), or greater than the fair market value of our common stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable two years from the date of grant and vest at a rate of 25% per year from that point, with full vesting on the fifth anniversary date of the grant. Options to purchase 20,000, 245,000, and 2,770,000 Shares of the Company’s common stock were granted in 2002, 2001, and 2000, respectively, under this plan. During 2002, 592,124 Shares expired, and at October 24, 2003, there were no Shares available for future grants.

      Under the Intergraph Corporation Nonemployee Director Stock Option Plan, we reserved a total of 250,000 Shares to grant as options to our nonemployee directors. The exercise price of each option granted is the fair market value of our common stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 33% per year from that point, with full vesting on the third anniversary date of the grant. Upon approval of this plan, members of the Board who were not otherwise employed by the Company were granted options to purchase 3,000 Shares. Any new nonemployee director is similarly granted an option to purchase 3,000 Shares upon his or her first election to the Board. At each annual meeting of shareholders, each nonemployee director reelected to the Board is granted an option to purchase an additional 1,500 Shares. Options to purchase 10,500, 9,000, and 9,000 shares of the Company’s common stock were granted in 2002, 2001, and 2000, respectively, under this plan. At December 31, 2002, 205,000 shares were available for future grants.

      The foregoing descriptions of our Stock Option Plans are qualified in their entirety by reference the Stock Option Plans, copies of which have been filed with the SEC as follows:

•	the Intergraph Corporation 1997 Stock Option Plan is filed as Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996, under the Securities Exchange Act of 1934, File No. 0-9722;

•	an Amendment to the Intergraph Corporation 1997 Stock Option Plan dated January 11, 1999 is filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 dated May 24, 1999, under the Securities Exchange Act of 1933, File No. 333-79137;

•	the Intergraph Corporation Nonemployee Director Stock Option Plan is filed as Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, under the Securities Exchange Act of 1934, File No. 0-9722; and

•	the Intergraph Corporation Amended and Restated 2002 Stock Option Plan is filed as Exhibit 10(l) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, under the Securities Exchange Act of 1934, File No. 0-9722.

Each of the Stock Option Plans are incorporated herein by reference.

      Employee Stock Purchase Plan. We also maintain the 2000 Intergraph Corporation Employee Stock Purchase Plan pursuant to which 3,000,000 Shares were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 2000. In order to purchase Shares, each participant may have up to 10% of his or her pay (not to exceed $25,000 in any offering period) withheld through payroll deductions. All of our full-time employees are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company’s common stock on the last pay date of each calendar month. As of October 24, 2003, 2,517,382 Shares were available for future purchases.

      R. Halsey Wise Employment Agreement. Effective July 28, 2003, R. Halsey Wise was selected as the Company’s President and Chief Executive Officer, and immediately joined the Intergraph Board of Directors. We entered into an Employment Agreement with Mr. Wise, effective as of July 28, 2003 (the “Employment Agreement”), which provides for Mr. Wise’s annual base salary and bonuses. Pursuant to the terms of the Employment Agreement, Mr. Wise received non-qualified stock options to purchase 150,000 Shares and 50,000 restricted Shares under the Intergraph Corporation 2002 Stock Option Plan promptly following the effective date of the Employment Agreement. Pursuant to the terms of the Employment Agreement, Mr. Wise will receive non-qualified stock options to purchase an additional 200,000 Shares under the Intergraph Corporation 2002 Stock Option Plan promptly following the first anniversary of the effective date of the Employment Agreement.

      The description Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, a copy of which has been filed with the SEC as Exhibit 10(g) to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, filed with the SEC on August 14, 2003.

      Amended and Restated Rights Agreement. We entered into a Rights Agreement dated August 25, 1993 which has been amended and restated pursuant to an Amended and Restated Rights Agreement dated March 5, 2002 (collectively, the “Rights Agreement”). Pursuant to the Rights Agreement, each Share outstanding as of, and issued after, September 7, 1993 is accompanied by a stock purchase right which entitles the holder to purchase from us one Share at an initial exercise price of $65 per share, subject to adjustment.

      Currently, the stock purchase rights are not exercisable or transferable apart from our common stock. The stock purchase rights will become exercisable and transferable upon the earlier to occur of:

•	the close of business on the tenth business day (or such later day as our Board of Directors may determine) following the first public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire beneficial ownership of 15% (or 10% in the case of an “Adverse Person,” as determined by our Board of Directors) or more of the then outstanding shares of our common stock; and

•	the close of business on the tenth business day (or such later day as our Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result in a person or group becoming the beneficial owner of 15% or more of the then outstanding shares of our common stock.

      Upon the acquisition of 15% (or 10% in the case of an “Adverse Person,” as determined by our Board of Directors) of our common stock by a person or group of persons, any stock purchase rights held by such person or group of persons will become null and void. Each other holder of a stock purchase right will have the right to receive, upon exercise, the number of shares of our common stock having a market value immediately prior to the acquisition equal to two times the then current exercise price of the stock purchase right.

      Once the stock purchase rights become exercisable, if we are acquired in a merger or other business combination or if we sell or transfer more than 50% of our assets or earning power, each holder of a stock purchase right will have the right to receive, upon exercise, the number of shares of the common stock of the surviving entity or acquiring party whose value is equal to two times the then current exercise price of the stock purchase rights.

      Our Board of Directors may vote to redeem the outstanding stock purchase rights, in whole or in part, at a redemption price of $.001 per right, at any time prior to:

•	the close of business on the tenth day after the public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire beneficial ownership of 15% (or 10% in the case of an “Adverse Person,” as determined by our Board of Directors) or more of the then outstanding shares of our common stock; and

•	the close of business on March 5, 2012.

      At any time after the later of (i) the acquisition of 15% (or 10% in the case of an “Adverse Person,” as determined by our Board of Directors) or more of our common stock by a person or group of persons as described above, and (ii) any flip-in or flip-over event, our Board of Directors may exchange the stock purchase rights, in whole or in part, at an exchange ratio of one share of common stock per stock purchase right. However, our Board of Directors may not effect an exchange if any person or group of persons acquires beneficial ownership of 50% or more of our shares of common stock then outstanding.

      At any time prior to the stock purchase rights becoming exercisable, we or our Board of Directors may amend any provisions of the Rights Agreement granting the stock purchase rights without the approval of the holders of our common stock. At any time after the stock purchase rights become exercisable, we or our Board of Directors may amend the Rights Agreement to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to shorten or lengthen a time period, or to otherwise supplement or amend any provision in any way that our Board of Directors deems desirable. However, no amendment may be made which decreases the redemption price of the stock purchase rights or the final expiration date of the Rights Agreement or, if the stock purchase rights are not redeemable at the time of the amendment, which modifies a time period relating to the redemption of the stock purchase rights, nor may any provision relating to the rights and duties of the rights agent be amended unless the rights agent executes such amendment.

      The description above of the stock purchase rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, a copy of which has been filed with the SEC as Exhibit 4 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2002.

      Other Agreements. Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the

Offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.     Certain Legal Matters; Regulatory Approvals

      We are not aware of any license or regulatory permit material to our business that might be adversely affected by our acquisition of Shares as contemplated in this Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of Shares as contemplated by this Offer. Should any approval or other action be required, we currently contemplate that we will seek that approval or other action. We cannot predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 7.

13.     Certain U.S. Federal Income Tax Consequences

      The following discussion is a summary of certain U.S. federal income tax consequences to Holders of an exchange of Shares for cash pursuant to the Offer. This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of the Holder’s particular circumstances, or to certain types of Holders subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, United States Holders, as defined below, whose “functional currency” is not the United States dollar, persons holding Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies and traders that elect to mark-to-market their securities). In addition, the discussion does not consider the effect of any alternative minimum taxes or foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular Holders. Further, this summary assumes that Holders hold their Shares as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

      If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A Holder that is a partner of a partnership tendering Shares should consult its tax advisor.

      This summary is based on the Code and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

      We have not sought, nor will we seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning tax consequences of the sale of Shares to the Company pursuant to the Offer or that any such position would not be sustained.

      As used herein, a “United States Holder” means a beneficial owner of Shares that is (1) a citizen or resident of the United States, (2) a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust if (x) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

      As used herein, a “Non-United States Holder” means a beneficial owner of Shares that is not a United States Holder.

      Each Holder is advised to consult its own tax advisor to determine the federal, state, local, foreign and other tax consequences to it of the Offer.

      Consequences to United States Holders. An exchange of Shares for cash pursuant to the Offer will be a taxable transaction to the United States Holder for U.S. federal income tax purposes. If the receipt of cash by a United States Holder in exchange for the tender of Shares pursuant to the Offer is treated as a sale or exchange (as described below) of such Shares for U.S. federal income tax purposes, the United States Holder will recognize capital gain or loss equal to the difference between (1) the amount of cash received by the United States Holder for such Shares and (2) the United States Holder’s “adjusted tax basis” for such Shares at the time of the sale. Generally, a United States Holder’s adjusted tax basis for the Shares will be equal to the cost of the Shares to the United States Holder. This gain or loss will be characterized as long-term capital gain or loss if the United States Holder’s holding period for the Shares that were sold exceeds one year as of the date of purchase by us in the Offer. In the case of a United States Holder that is an individual, trust or estate, the maximum rate of U.S. federal income tax applicable to net capital gain on Shares held for more than one year is 15%. A United States Holder’s ability to deduct capital losses may be limited.

      A United States Holder’s exchange of Shares for cash pursuant to the Offer will be treated as a sale or exchange of the Shares for federal income tax purposes pursuant to Section 302 of the Code if the sale:

•	results in a “complete termination” of the Holder’s stock interest in us under Section 302(b)(3) of the Code;

•	is a “substantially disproportionate” redemption with respect to the Holder under Section 302(b)(2) of the Code; or

•	is “not essentially equivalent to a dividend” with respect to the Holder under Section 302(b)(1) of the Code.

      In determining whether any of these tests have been met, a United States Holder must take into account not only the Shares that the Holder actually owns, but also the Shares that it constructively owns within the meaning of Section 318 of the Code. Under the constructive ownership rules of Section 318 of the Code, a shareholder will be considered to own those Shares owned, directly or indirectly, by certain members of the shareholder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the shareholder has an equity interest, as well as Shares the shareholder has an option to purchase.

      One of the following tests must be satisfied with respect to the United States Holder in order for the exchange of Shares for cash to be treated as a sale or exchange by that Holder for federal income tax purposes. Due to the factual nature of these tests, shareholders should consult their tax advisers to determine whether the purchase of their Shares in the Offer qualifies for sale or exchange treatment in their particular circumstances.

      Satisfaction of the “complete termination” and “substantially disproportionate” exceptions is dependent upon compliance with the respective objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Code. A distribution to a shareholder will result in a “complete termination” of the Holder’s equity interest in us if either (1) all of the Shares actually and constructively owned by the shareholder are exchanged pursuant to the Offer or (2) all of the Shares actually owned by the shareholder are exchanged pursuant to the Offer and the shareholder is eligible to waive, and effectively waives, the attribution of Shares constructively owned by the shareholder in accordance with the procedures described in Section 302(c)(2) of the Code. A distribution to a shareholder will be “substantially disproportionate” if the percentage of the outstanding Shares actually and constructively owned by the shareholder immediately following the exchange of Shares pursuant to the Offer is less than 80% of the percentage of the outstanding Shares actually and constructively owned by the shareholder immediately before the exchange (treating as outstanding all Shares purchased in the Offer from the particular shareholder and all other shareholders).

      A distribution to a shareholder is “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the shareholder’s stock interest in us. Whether a shareholder meets this test will depend on the shareholder’s particular facts and circumstances. The IRS has indicated that even a small reduction in the percentage interest of shareholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” Shareholders should consult their tax advisers as to the application of this test to their particular circumstances.

      Contemporaneous dispositions or acquisitions of Shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302(b) of the Code has been satisfied. Each shareholder should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a shareholder are tendered pursuant to the Offer, fewer than all of such Shares may be purchased by us. Thus, proration may affect whether the surrender by a shareholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code.

      In consulting with their tax advisers, shareholders should strongly consider the advisability of conditioning the purchase of their tendering Shares in the Offer upon our purchase of all or a sufficient number of such holder’s position if necessary to provide desired tax treatment results.

      If a United States Holder’s receipt of cash attributable to an exchange of shares for cash pursuant to the Offer does not meet one of the tests of Section 302 described above, then the United States Holder’s receipt of cash in exchange for its Shares will instead be treated as a dividend and will be taxed as ordinary income at a maximum rate of 15% to the United States Holder, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the holder’s tax basis in the Shares exchanged in the Offer. Any amount remaining after the United States Holder’s basis has been reduced to zero will be taxable to the United States Holder as capital gain. Any such gain will be long-term capital gain if the United States Holder has held the Shares for more than one year at the time of the exchange. A dividend received by a corporate United States Holder may be (1) eligible for a dividends-received deduction (subject to applicable exceptions and limitations) and (2) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate shareholders should consult their own tax advisors regarding (1) whether a dividends-received deduction will be available to them, and (2) the possible application of Section 1059 to the ownership and disposition of their Shares.

      Consequences to Non-United States Holders. See Section 3 with respect to the application of U.S. federal income tax withholding to payments made to Non-United States Holders.

      Gain realized by a Non-United States Holder on an exchange of Shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax if the sale is treated as a sale or exchange for tax purposes pursuant to the tests of Section 302 described above unless (1) such gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States (and, if a treaty applies, the gain is generally attributable to the United States permanent establishment maintained by such Non-United States Holder) or (2) in the case of gain realized by a Non-United States Holder that is an individual, such Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale or redemption and certain other conditions are met. If a Non-United States Holder’s exchange of Shares for cash pursuant to the Offer does not meet any of the tests of Section 302 described above, then the Non-United States Holder’s receipt of cash in exchange for the Shares will instead be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles.

      United States Federal Income Tax Backup Withholding. See Section 3 with respect to the U.S. federal income tax backup withholding requirements.

      The tax discussion set forth above is included for general information only. You are urged to consult with your tax advisor to determine the particular tax consequences to you of the Offer, including the applicability and effect of state, local and foreign tax laws.

14.     Extension Of The Offer; Termination; Amendment.

      We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the first business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law (including Rule 13e-4(e)(3) under the Exchange Act), we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service or comparable service. If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.

      If:

(a) we increase or decrease the price to be paid for Shares, materially increase the Dealer Manager’s fee or increase or decrease the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, the increase exceeds 2% of the outstanding Shares of our common stock, and

(b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, set or given in the manner specified in this Section 14, then, in each case, the Offer will be extended until the expiration of a period of 10 business days from the date of notice of the increase or decrease. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

15.     Fees And Expenses

      We have retained Goldman, Sachs & Co. to act as the financial advisor and the Dealer Manager in connection with the Offer. Goldman, Sachs & Co. will receive, for these services, a reasonable and customary fee. We also have agreed to reimburse Goldman, Sachs & Co. for reasonable out-of-pocket expenses incurred in connection with the Offer, including fees and expenses of counsel, and to indemnify Goldman, Sachs & Co. against liabilities in connection with the Offer, including liabilities under the federal securities laws.

      We have retained Georgeson Shareholder Communications, Inc. to act as Information Agent and Computershare Trust Company of New York to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

      We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of Shares pursuant to the Offer. Shareholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender Shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of Shares except as otherwise provided in Instruction 8 in the Letter of Transmittal.

16.     Miscellaneous

      We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

      Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 10 with respect to information concerning us.

      Tendering shareholders should rely only on the information contained in this document or to which we have referred them. We have not authorized anyone to provide tendering shareholders with information or make any representation on behalf of us in connection with this Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, tendering shareholders should not rely on that information or representation as having been authorized by us or the Dealer Manager.

      Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of Shares, shareholders are directed to contact the Depositary.

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:
Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	For Eligible Institutions Only: (212) 701-7636 For Confirmation Only Telephone: (212) 701-7635	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005

      Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number or address set forth below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street — 10th Floor

New York, NY 10004
Banks and Brokers Call (212) 440-9800
All others call Toll-Free (888) 549-6633

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street
New York, New York 10004
(212) 902-1000 (Call Collect)
(800) 323-5678 (Call Toll Free)